F-Secure Corporation

02 OCT 23 AM 10:03

02055579

82-5035

October 21, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

11/19

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE October 15, 2002

F-Secure and Deutsche Telekom Announce New Security Services

As announced earlier by Deutsche Telekom , F-Secure Corporation (HEX: FSC) and Deutsche Telekom (DAX:DTE), Europe's largest telecommunications company, announced a partnership to offer antivirus and firewall services to small businesses in Germany. While Deutsche Telekom markets, sells and provides technical support for the services, F-Secure provides the security applications as well as the back-end technology to manage subscriptions, and hosts the service on behalf of Deutsche Telekom.

This service is being offered by the T-Com division of Deutsche Telekom to its small business customers as of November 1, 2002. The Personal Security Service combining anti-virus and personal firewall services is offered initially to T-Com's 350,000 small to medium-sized businesses with web-based downloads available in November. During 2003 the offering is also available at all T-Punkt retail stores to all customer segments across Germany.

Market demand for pre-packaged security solutions in Germany is anticipated to be of interest as there are approximately 2 million small companies in Germany, with 60% utilising business applications on-line. In conjunction to the large number of small and medium size businesses looking to secure their IT-environments with antivirus and personal firewall solutions, IDC expects subscription based security services to grow at an annual compounded growth rate of 90% over the next three years.

"F-Secure has been a pioneer in creating the technology needed to provide security as a remotely managed service. We have signed partnerships with many of the world's leading teleoperators and ISPs. After announcing a partnership with Deutsche Telekom, we are very proud to now have Europe's two largest teleoperators/ISPs as our partners and believe we will continue rapidly increasing our marketshare. In this market our award winning applications, unique back-end delivery platform and easy to use approach are an unbeatable combination", says Risto Siilasmaa, President and CEO of F-Secure Corporation.

Small companies are looking for increased support and services from teleoperators and ISPs to link their businesses to the Internet. Managed security services enable companies to concentrate on their core businesses while turning to industry experts in securing the data infrastructure. Network attacks and rapidly spreading new viruses pose a serious threat to businesses and home users. The F-Secure solutions allow the computer users to focus on their daily business while their computers are being

automatically protected from viruses and hacking. Small businesses get the best value of both expertise and customer service by turning to teleoperators/ISPs for their network and security services.

F-Secure's security solutions as a subscription service are provided by the leading teleoperators/ISPs across Europe: Wanadoo in France, Telia Ab and Telenordia in Sweden, Lietuvos Telekomas in Lithuania, Sonera Oyj and Elisa Communications Oyj.

About Deutsche Telekom

Deutsche Telekom AG is Europe's largest telecommunications group. It occupies a leading position in several business areas both in Germany and internationally with its products and services. Deutsche Telekom's core business areas are Internet services, mobile telephony, IP-data communication/systems solutions and fixed line services for the mass market. Around 207,000 employees worldwide generated group sales of 30 billion euro in the first three quarters of 2000. Against the backdrop of the increasing consolidation of technologies and markets, Deutsche Telekom aims to become one of the leading integrated TIMES providers - with footholds in the business fields of telecommunications, information technology, multimedia, entertainment and security services.

About F-Secure

F-Secure Corporation is the leading provider of centrally managed security solutions for the mobile enterprise. The company's award-winning products include antivirus, file encryption and network security solutions for major platforms from desktops to servers and from laptops to handhelds. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since November 1999. The company is headquartered in Helsinki, Finland, with the North American headquarters in San Jose, California, as well as offices in Germany, Sweden, Japan and the United Kingdom and regional offices in the USA. F-Secure is supported by a network of value added resellers and distributors in over 90 countries around the globe. F-Secure provides data security services to major Finnish, Swedish, French and German teleoperators.

For media requests, please contact:

F-Secure Corporation
Jaana Sirkiä, Communications Manager
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5290
Fax +358 9 2520 5001
Mobile +358 400 3030 96
E-mail: Jaana.Sirkia@F-Secure.com

Deutsche Telekom
Hans-Martin Lichtenthäler
Pressesprecher/Spokesman
D-Friedrich-Ebert-Allee 140, 53113 Bonn
Tel. +49 228 181 94323
PC-Fax: +49 2151 3660 6611
E-mail:Hans-Martin.Lichtenthaeler@telekom.de

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

F-SECURE

FOR RELEASE October 2, 2002

Bugbear e-mail worm spreading at an alarming rate

F-Secure raising alert to highest level as Bugbear becoming the most widespread virus currently in circulation

Helsinki, Finland, October 2, 2002 - The Bugbear e-mail worm (also known as Tanatos) was first seen on Monday, September 30. Since then it has been located in dozens of countries worldwide and continues to spread at an increasing rate. Current statistics show that Bugbear/Tanatos has passed Klez as the most common virus currently in the world. Klez was the most common virus for almost all of 2002.

Bugbear is a Windows mass mailer, spreading itself in infected e-mail attachments, sometimes executing the attachment automatically. It also tries to spread through open Windows fileshares. A side effect of this is that the worm sometimes prints massive amounts of nonsense text on network printers.

The worm also attempts to terminate the processes of various antivirus and firewall programs. Once a machine is infected, it can be remotely controlled via a graphical backdoor, allowing the hacker to steal and delete information from affected computers.

Virus Operation

The worm can pick up old e-mail messages from an infected system and send them to random e-mail addresses. This means that private e-mails will be disclosed to third parties. "Forwarding old e-mails is actually a social engineering trick," comments Mikko Hypponen, Manager of Anti-Virus Research at F-Secure. "When people receive such e-mails, they will be baffled by the contents. In many cases they will click on the file attachment just to figure out what the strange e-mail is all about - thereby becoming infected."

Some e-mails sent by Bugbear will use the IFRAME vulnerability. This means that on an unpatched Windows system the worm attachment will execute automatically as soon as it is previewed or read. In some cases the worm fakes the e-mail address of the sender - making it look as if an innocent third party sent the worm. This creates further confusion and makes it difficult to warn the infected parties of the problem.

The worm spreads effectively within corporate LANs once one machine gets infected via e-mail. The worm will enumerate all network shares and try to copy itself to them.

On Windows machines with hard drives shared for several users, the worm attempts to copy itself to the Startup folder, activating when the machine is rebooted. The worm tries to copy itself to all types of shared network resources - including printers. Printers will not and cannot get infected by Bugbear, but they will attempt to print out the binary code of the worm - resulting in dozens or hundreds of pages of garbage.

The Bugbear worm tries to terminate various processes in the memory of an infected computer. This includes processes used by most of the popular antivirus and personal firewall products - including the outdated F-Secure Anti-Virus v4.x series. However, the worm does not affect the current F-Secure Anti-Virus v5.x series. In any case, the worm can only attack security programs if it executes in the first place - and up-to-date anti-virus programs will prevent it from executing. "As this worm is already widespread, there must now be thousands and thousands of computers in the Internet without any antivirus or firewall protection, because Bugbear has removed them," comments Hypponen.

The worm will install a backdoor to all infected systems. This backdoor can be exploited by the virus writer or by hackers, allowing them to connect to infected machines using a web browser. The worm will show a web user interface through which the attacker can browse local files or execute programs. "We haven't seen such an advanced backdoor in a worm before," says Mikko Hypponen. "Fortunately, it is not easy for script kiddies to enable this functionality."

"It was such a nice and quiet year virus-wise - up until the middle of September," continues Hypponen. "After that we have had many large outbreaks, including the Slapper and Devnull Linux worms, and the Opaserv and Bugbear Windows worms."

The year 2001 is generally considered to have been the worst virus year ever. "During 2002, the Klez virus has been the most common virus for months and months. As Bugbear is quite similar to Klez in many ways, I am afraid Bugbear will still be widespread in 2003," finishes Mikko Hypponen from F-Secure Corporation.

A detailed technical description of the worm as well as screenshots are available in the Global Bugbear Information Center at http://www.F-Secure.com/bugbear/ .

F-Secure Anti-Virus 5.40 can detect, stop and disinfect the Bugbear worm, even if the system is already infected with the worm. F-Secure Anti-Virus can be downloaded from

http://www.f-secure.com

About F-Secure Corporation

F-Secure Corporation is a leading provider of centrally managed security for today's mobile, wireless enterprise. The company offers a full range of award-winning, integrated anti-virus, file encryption, distributed firewall and VPN solutions for workstations, servers, gateways and mobile devices. F-Secure products are uniquely suited for delivery of Security as a Service(tm) which provides invisible, reliable, always-on, and up-to-date security for the most widely distributed user base. Whether provided by corporate IT or delivered by service providers, F-Secure solutions extend policy-based security and instant alerts to all devices where information is created, stored or accessed. Founded in 1988, F-Secure Corporation is listed on the Helsinki Exchanges [HEX: FSC]. The company is headquartered in Helsinki, Finland with North American head office in San Jose, California, as well as offices worldwide.

F-Secure Corporation • PL 24, FIN-00181 Helsinki, FINLAND • tel. +358 9 2520 0700,
fax +358 9 2520 5001

For more information, please contact:

Mikko Hypponen, Manager, Anti-Virus Research
F-Secure Corporation
Tel. +358 9 2520 5513
Email: Mikko.Hypponen@F-Secure.com

Tony Magallanez, Systems Engineer
F-Secure Inc.
Tel +1 (408) 350-2321
E-mail Tony.Magallanez@F-Secure.com

http://www.F-Secure.com